Exhibit 23

Independent Auditors’ Consent

The Board of Directors

Heidrick & Struggles International, Inc.:

We consent to the incorporation by reference in registration statement (No. 333-58118) on Form S-8 of Heidrick & Struggles International, Inc. of our report dated May 9, 2003, relating to the statements of net assets available for benefits of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and the related supplemental schedules, which report appears in the December 31, 2002 Annual Report on Form 11-K of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan.

/s/ KPMG LLP

Chicago, Illinois

June 25, 2003